PROCESSING
SEC MAIL
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SEP - 1 2004
WASH., D.C.
185
SECTION

04037324

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

SLR Holdings Limited
(Name of Subject Company)

not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Nishith Malde
(Name of Person(s) Furnishing Form)

Class B Ordinary Shares
(Title of Class of Subject Securities)

not applicable
(CUSIP Number of Class of Securities (if applicable))

Steven J. Kelley, c/o Summit Law Group, PLLC,
315 Fifth Avenue S., Suite 1000, Seattle, WA 98104-2682 (206) 676-7000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 5, 2004 regarding original filing and August 26, 2004 regarding this Amendment.
(Date Tender Offer/Rights Offering Commenced)

PROCESSED
SEP 02 2004
THOMSON E
FINANCIAL

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Nishith Malde, Sole Director of SLR Holdings Limited

(Name and Title)

August 26 2004

(Date)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt about the action you should take, you are recommended to immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

WITH REGARD TO SLR SHAREHOLDERS AND/OR HOLDERS OF VESTED OPTIONS WHO ARE RESIDENTS OF THE UNITED STATES, BE AWARE THAT THE SLR HOLDINGS B SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACTS OF ANY STATE WITHIN THE UNITED STATES. Neither SLR Holdings nor SLR Group plan to provide for such registration in the future and neither SLR Holdings nor SLR Group are under any obligation to provide for such registration of the shares and SLR Holdings may prohibit subsequent transfers of the shares without opinion of the transferor's legal counsel, acceptable to the SLR Holdings and its legal counsel, that the proposed transfer complies with United States federal and state securities laws.

SLR Group Limited

Supplementary Information for holders of SLR Shares and Vested Options

---

The Proposal is not being made, directly or indirectly, in or into any US Restricted Jurisdiction, Canada or Japan. Accordingly, copies of this document and the Form of Acceptance are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any US Restricted Jurisdiction, Canada or Japan and persons receiving this document and the Form of Acceptance (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any US Restricted Jurisdiction, Canada or Japan.

The new SLR Holdings B Shares have not been, nor will they be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and no steps have been or will any be taken to enable the SLR Holdings B Shares to be offered in Japan in compliance with applicable securities laws in Japan; and the new SLR Holdings B Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the new SLR Holdings B Shares may not (unless an exception under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into any US Restricted Jurisdiction, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any person in a US Restricted Jurisdiction or any person resident in Canada, Australia or Japan.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the Proposal, SLR Holdings and SLR Group that are subject to risks and uncertainties. These statements are based on SLR Group's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

IMPORTANT INFORMATION FOR UNITED STATES SHAREHOLDERS

The Proposal is being made for the securities of a non-US company. The Proposal will be made in accordance with the requirements of English law and is subject to disclosure and other procedural requirements that are different from those of the United States. Financial statements included or incorporated in this document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that SLR Holdings may purchase securities in SLR Group otherwise than under the Proposal, such as through privately negotiated purchases.

The new SLR Holdings B Shares proposed to be issued in the United States in connection with the Proposal will be issued pursuant to an exemption set forth in Rule 802 under the Securities Act of 1933 and, where available, pursuant to exemptions from registration or qualification under State securities laws. Depending on the current status of the SLR Shares held by SLR Shareholders who are resident in the US surrendered under the Offer, the new SLR Holdings B Shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1934. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in SLR Holdings B Shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act of 1933), holders of SLR Holdings B Shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The new SLR Holdings B Shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

SLR Holdings Limited

(Registered in England No. 5134073)

Sole Director
Nishith Malde

Registered Office
7 Wornal Park
Menmarsh Road
Worminghall
Aylesbury
Buckinghamshire
HP18 9JX

26 August 2004

To SLR Shareholders and holders of Vested Options

Dear SLR Shareholder and/or holder of Vested Options,

Offer for the entire issued share capital of SLR Group by SLR Holdings

Since the publication of the document dated 6 August containing the Offer by SLR Holdings for the entire issued share capital of SLR Group ("the Offer Document"), it has become apparent that SLR Share Options relating to 7,350 SLR Shares, which had been treated as Unvested Options, were in fact Vested Options. This letter explains the effect of these Vested Options being exercised and participating in the Offer.

The cash consideration due in respect of the 7,350 SLR Shares to be issued on the exercise of these Vested Options is £24,696.50 increasing the total cash consideration from £10,000,000 to £10,024,696.50. The exercise price of each of these Vested Options is 57p (which amounts to £4,189.50 in aggregate). The cash cost to SLR Holdings is therefore £20,507 (ie £24,696.50-£4,189.50). The Additional Consideration (previously estimated to be 19.3p) will be reduced by this sum and is now estimated at 18.58p per SLR Share. The precise figure will be determined at Completion as explained in the Offer Document.

An additional 7,350 SLR Holdings B Shares will be issued. SLR Holdings is now expected to have 2,983,480 issued SLR Holdings B Shares at Completion, assuming full acceptance of the Offer. SLR Holdings will grant 7,350 fewer replacement options after Completion and, accordingly, the fully diluted share capital of SLR Holdings (ie its share capital after the exercise of all the options and warrants expected to be granted) will not change.

Details of changes to the information set out in the Offer Document arising from these 7,350 options being Vested Options are set out in the Appendix to this letter. Further changes may occur if any holders of Vested Options leave the SLR Group prior to Completion. Words and expressions used in this letter have the same meanings as in the Offer Document.

Yours faithfully
for and on behalf of
SLR Holdings Limited

Nishith Malde
Director

Appendix

"Summary" on page 4:	In the paragraph relating to "The Proposal" the figure of £10,000,000 changes to £10,024,696.50;
"The Proposal" sub-heading on page 6, (first paragraph):	(i) the figure of £10,000,000 changes to £10,024,696.50;
	(ii) the figure of 19.3p changes to 18.58p; and
	(iii) the figure of 69.6% changes to 69.7%
"Financing and capital structure of SLR Holdings" sub-heading on page 6 (first paragraph):	the figure of 2,976,130 changes to 2,983,480;
"The Recommended Offer" on page 15 (third paragraph):	the figure of 19.3p changes to 18.58p
Appendix 4:	(i) "Vested Options exercisable at 57p each" – the figure of 24,530 changes to 31,880;
	(ii) "Total" – the figure of 2,976,130 changes to 2,983,480;
	(iii) "Unvested Share Options" – the figure of 266,520 should changes to 273,870.

Notes:

1. Certain figures in the Taxation section of SLR Holdings' letter on page 16 also change to reflect the decrease in the pro-rata share of Additional Consideration from 19.3p to 18.58p.

2. All page numbers assume the Offer Document is printed on A4 paper.